Filed by Spirit Airlines, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

Commission File No.: 001-35186

Date: February 7, 2021

Below is a communication by Spirit Airlines, Inc. (“Spirit”) on February 7, 2022:

Dear [Guest],

Today is an exciting day for Spirit and our Guests. We are announcing plans to combine with Frontier Airlines, creating America’s most competitive ultra-low-fare airline.

Why are we doing this? Well, we’re doing it for you! Spirit and Frontier share a longstanding commitment to affordable travel and great service, and the stronger financial profile will empower us to accelerate investment in innovation and growth. The combined airline is expected to:

•	Deliver $1 billion in consumer savings.

•	Offer more than 1,000 daily flights to 145 destinations in 19 countries, across complementary networks.

•	Expand with more than 350 aircraft on order to deliver more ultra-low fares.

•	Increase access to ultra-low fares by adding new routes to underserved communities across the United States, Latin America and the Caribbean.

•	Deliver even more reliable service through a variety of operational efficiencies.

•	Expand loyalty and membership offerings.

Today’s announcement is just the first step in a process that will take time. Until the transaction closes, it is business as usual for Spirit. There will be no immediate impact to ticketing or flight schedules, and you can continue to book and fly with Spirit as you always have.

Additionally, Free Spirit® members and Free Spirit® Credit Card holders will continue to earn and redeem points as usual, and all partner benefits remain in place. Spirit Saver$ Club® members will continue to receive access to exclusive fares and deals on seats, bags and options that have saved our Guests millions of dollars on travel.

We are committed to keeping you informed and will be communicating more details in the coming months.

As a valued Guest, we thank you for your support of Spirit and for joining us on this next leg of our shared journey!

Sincerely,

Ted Christie

President & CEO, Spirit Airlines

Dear [Guest],

Today is an exciting day for Spirit and our Guests. We are announcing plans to combine with Frontier Airlines, creating America’s most competitive ultra-low-fare airline.

Why are we doing this? Well, we’re doing it for you! Spirit and Frontier share a longstanding commitment to affordable travel and great service, and the stronger financial profile will empower us to accelerate investment in innovation and growth. The combined airline is expected to:

•	Deliver $1 billion in consumer savings.

•	Offer more than 1,000 daily flights to 145 destinations in 19 countries, across complementary networks.

•	Expand with more than 350 aircraft on order to deliver more ultra-low fares.

•	Increase access to ultra-low fares by adding new routes to underserved communities across the United States, Latin America and the Caribbean.

•	Deliver even more reliable service through a variety of operational efficiencies.

•	Expand loyalty and membership offerings.

Today’s announcement is just the first step in a process that will take time. Until the transaction closes, it is business as usual for Spirit. There will be no immediate impact to ticketing or flight schedules, and you can continue to book and fly with Spirit as you always have.

Additionally, Free Spirit® members and Free Spirit® Credit Card holders will continue to earn and redeem points as usual, and all partner benefits remain in place. Spirit Saver$ Club® members will continue to receive access to exclusive fares and deals on seats, bags and options that have saved our Guests millions of dollars on travel.

We are committed to keeping you informed and will be communicating more details in the coming months.

As a valued Guest, we thank you for your support of Spirit and for joining us on this next leg of our shared journey!

Sincerely,

Ted Christie

President & CEO, Spirit Airlines

Dear [Guest],

Thank you for being a valued Free Spirit® Silver member. Today is an exciting day for Spirit and our Guests. We are announcing plans to combine with Frontier Airlines, creating America’s most competitive ultra-low-fare airline.

Why are we doing this? Well, we’re doing it for you! Spirit and Frontier share a longstanding commitment to affordable travel and great service, and the stronger financial profile will empower us to accelerate investment in innovation and growth. The combined airline is expected to:

•	Deliver $1 billion in consumer savings.

•	Offer more than 1,000 daily flights to 145 destinations in 19 countries, across complementary networks.

•	Expand with more than 350 aircraft on order to deliver more ultra-low fares.

•	Increase access to ultra-low fares by adding new routes to underserved communities across the United States, Latin America and the Caribbean.

•	Deliver even more reliable service through a variety of operational efficiencies.

•	Expand loyalty and membership offerings.

Today’s announcement is just the first step in a process that will take time. Until the transaction closes, it is business as usual for Spirit. There will be no immediate impact to ticketing or flight schedules, and you can continue to book and fly with Spirit as you always have.

As a Free Spirit® Silver member, you will continue to earn and redeem points as usual. You’ll also continue to receive all the same great benefits as before and all partner benefits remain in place.

We are committed to keeping you informed and will be communicating more details in the coming months.

As a valued Free Spirit® Silver member, we thank you for your support of Spirit and for joining us on this next leg of our shared journey!

Sincerely,

Ted Christie

President & CEO, Spirit Airlines

Dear [Guest],

Thank you for being a valued Free Spirit® Gold member. Today is an exciting day for Spirit and our Guests. We are announcing plans to combine with Frontier Airlines, creating America’s most competitive ultra-low-fare airline.

Why are we doing this? Well, we’re doing it for you! Spirit and Frontier share a longstanding commitment to affordable travel and great service, and the stronger financial profile will empower us to accelerate investment in innovation and growth. The combined airline is expected to:

•	Deliver $1 billion in consumer savings.

•	Offer more than 1,000 daily flights to 145 destinations in 19 countries, across complementary networks.

•	Expand with more than 350 aircraft on order to deliver more ultra-low fares.

•	Increase access to ultra-low fares by adding new routes to underserved communities across the United States, Latin America and the Caribbean.

•	Deliver even more reliable service through a variety of operational efficiencies.

•	Expand loyalty and membership offerings.

Today’s announcement is just the first step in a process that will take time. Until the transaction closes, it is business as usual for Spirit. There will be no immediate impact to ticketing or flight schedules, and you can continue to book and fly with Spirit as you always have.

As a Free Spirit® Gold member, you will continue to earn and redeem points as usual. You’ll also continue to receive all the same great benefits as before and all partner benefits remain in place.

We are committed to keeping you informed and will be communicating more details in the coming months.

As a valued Free Spirit® Gold member, we thank you for your support of Spirit and for joining us on this next leg of our shared journey!

Sincerely,

Ted Christie

President & CEO, Spirit Airlines

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier Group Holdings, Inc. (“Frontier”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY SPIRIT OR FRONTIER WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Spirit and Frontier through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Spirit and Frontier on Spirit’s Investor Relations website at https://ir.spirit.com and on Frontier’s Investor Relations website at https://ir.flyfrontier.com.

Participants in the Solicitation

Spirit and Frontier, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include, without limitation, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. All forward-looking statements in this Form 8-K are based upon information available to Frontier and Spirit on the date of this Form 8-K. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.